Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel       : +91 40 4900 2900

Fax      : +91 40 4900 2999

Email  : mail@drreddys.com

www.drreddys.com

May 24, 2024

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub:	Disclosure pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

This is in furtherance to our intimation dated January 30, 2024, wherein we have informed that the Board has approved the fund infusion by way of investment in equity shares of Aurigene Oncology Limited (“AOL”) (formerly, Aurigene Discovery Technologies Limited), a wholly-owned subsidiary of the Company, upto an amount of Rs. 6,500 million, and AOL will make similar investment in equity shares of Aurigene Pharmaceutical Services Limited (“APSL”), a wholly-owned subsidiary of AOL and a step-down wholly-owned subsidiary of the Company.

In this connection, we further inform that the Company has made an investment of Rs. 649,99,98,032/- and AOL has allotted 9,70,14,896 equity shares of Rs.10 each at a premium of Rs. 57/- to the Company on May 23, 2024.

The details required under Regulation 30 of the SEBI Listing Regulations, read with SEBI Circular No. SEBI/HO/CFD/CFD-PoD-1/P/CIR/2023/123 dated July 13, 2023, with respect to the above fund infusion is given in Annexure enclosed herewith.

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer and Head-CSR

Encl: as above

Annexure

Disclosure under Part A Para A(i) of Schedule III read with Regulation 30 of the SEBI (Listing Obligation and Disclosure Requirements) Regulations, 2015

Sl. No	Particulars	Description
1	Name of the target entity, details in brief such as size, turnover etc.	Aurigene Oncology Limited (“AOL”) (formerly, Aurigene Discovery Technologies Limited), a wholly-owned subsidiary of the Company. The fund infused by the Company into AOL will be further invested in Aurigene Pharmaceutical Services Limited (“APSL”), a wholly-owned subsidiary of AOL, to support the capex and working capital requirements of APSL. The turnover of AOL for FY2024 was Rs.372 crores.
2	Whether the acquisition would fall within related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired? If yes, nature of interest and details thereof and whether the same is done at “arms-length”	The investment in AOL is a related party transaction, as AOL is a wholly owned subsidiary and accordingly a related party to the Company. The investment is done based on valuation report of an Independent Valuer and on arm’s length basis. Except as stated above, the promoter/ promoter group/ group companies have no interest in AOL.
3	Industry to which the entity being acquired belongs	AOL is a drug discovery and clinical stage biotech company, committed to bringing novel and effective therapeutics for the treatment of cancer.
4	Objects and effects of acquisition (including but not limited to, disclosure of reasons for acquisition of target entity, if its business is outside the main line of business of the listed entity)	The fund infused by the Company into AOL will be further invested in Aurigene Pharmaceutical Services Limited (“APSL”), a wholly-owned subsidiary of AOL and step down wholly owned subsidiary of the Company, to support the capex and working capital requirements of APSL.
5	Brief details of any governmental or regulatory approvals required for the acquisition	Not applicable.
6	Indicative time period for completion of the acquisition	AOL has allotted 9,70,14,896 Equity shares of Rs.10 each at a premium of Rs. 57/- to the Company on May 23, 2024.
7	Nature of consideration- whether cash consideration or share swap and details of the same	Cash consideration
8	Cost of acquisition or the price at which the shares are acquired	Cash consideration of Rs. 649,99,98,032/- towards subscription of equity shares of 9,70,14,896 equity shares of Rs.10 each at a premium of Rs. 57/-
9	Percentage of shareholding / control acquired and / or number of shares acquired	AOL is a wholly owned subsidiary of the Company.
10	Brief background about the entity acquired in terms of products/line of business acquired, date of incorporation, history of last 3 years turnover, country in which the acquired entity has presence and any other significant information (in brief)	AOL is a drug discovery and clinical stage biotech committed to bringing novel and effective therapeutics for the treatment of cancer. The company was incorporated on 10th of August 2001. The turnover of the company for the previous 3 years is shown in below table:
		FY 2024	Rs.372 Cr
		FY 2023	Rs.265 Cr
		FY 2022	Rs.290 Cr